Via Facsimile and U.S. Mail
Mail Stop 6010


							June 28, 2005


Theodore B. Shapiro
Chief Executive Officer
Sagemark Companies Ltd.
1285 Avenue of the Americas, 35th Floor
New York, New York 10019

Re:	Sagemark Companies Ltd.
	Amendment #1 to Registration Statement on Form SB-2
	Filed June 9, 2005
      File Number 333-123032

Dear Mr. Shapiro:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General
1. We note your response to comment 6 and reissue the comment. Please provide annotated documentary support for your statements regarding the PET imaging industry or revise your filing appropriately. We understand in your response you intended to file the documentation, however, it was not included as part of this amendment.

Selling Stockholders, page 22
2. We note your response to comment 40 and reissue the comment. Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. This comment is applicable to all selling stockholders and not just those who received warrants as part of the placement agent`s compensation in connection with your private placement. Additionally, please explicitly state in the footnotes that the selling stockholder is a broker-dealer or an affiliate of one. We may have further comments.
3. We note in your response to comment 41 you will be providing the information requested in the final amendment of this registration statement. Please identify the natural person(s) who have voting and dispositive power over the shares in the next amendment you file.

Business
4. We note your response to comment 44 and reissue the comment in part. We understand you have not yet filed your PET lease/sublease agreements. Please file these agreements as exhibits to your registration statement. We may have further comments.
Suppliers, page 40
5. We note your response to comment 47 and reissue the comment in part. Supplementally, please provide us your analysis as to why these agreements are not material and therefore do not need to be filed as exhibits. We note in your response you have merely stated your conclusion that the agreements are not material and not provided an analysis supporting your position.

Statement Regarding Forward Looking Disclosure, page 42
6. We note your disclosure in the second paragraph under this section directing investors to your Form 10-KSB. Please note you are not permitted to incorporate information by reference on Form SB-2. The registration statement should be a comprehensive document that investors can make informed decisions from, therefore, please delete this paragraph in its entirety.
Management`s Discussion and Analysis or Plan of Operations

General
7. We note your response to comment 54 and reissue the comment.
Please revise your disclosure to name the governmental agency commercial health insurance carrier and entity owned by Dr.
Schulman.

Critical Accounting Policies, page 43
8. Your disclosure identifies certain critical accounting policies that require more significant judgments and estimates in the preparation of your financial statements. However, not all accounting policies identified as critical were discussed in your disclosures.
Please revise your disclosures to provide the information requested in prior comment 56 for critical accounting policies: impairment of long-lived assets; accounting for expenses in connection with stock options and warrants; and accounting for income taxes.
9. Your response to prior comment 58 appears to be inconsistent with your disclosure that a portion of contractual allowances are based on estimates that are made using your historical experience rate by payor class. As previously requested, please provide the following disclosures or revise your disclosure to eliminate any inconsistencies:

a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.
b. Quantify and disclose the reasonably possible effects that a change in estimates of contractual adjustments of unsettled amounts from 3rd party payors as of the latest balance sheet could have on financial position and operations.

Results of Operations, page 44
10. Please refer to your disclosure that the claims regulation agencies` inability to accept claims during the first quarter of 2005 resulted in a significant decrease in your management fee revenue. Please clarify the amount of the revenue shortfall and the time period you plan to recoup these amounts.

Financial Condition - Liquidity and Capital Resources, page 46
11. While you attribute the decrease in cash flows from operations for the quarter ended March 31, 2005 directly to a decrease in management revenues, there appears to be other factors that contributed to the decrease. Please expand your disclosures to discuss any additional drivers of cash flows that contributed to the decrease in cash flows from operations for the quarter ended March 31, 2005.

Financial Statements, page 65

Notes to Consolidated Financial Statements, page 76

(1) Summary of Significant Accounting Policies, page 76

Nature of Operations, page 77
12. In your accounting policy for management fees you disclose that
the management fee is based upon the practice group`s cash collections from imaging procedures and the practice is permitted to retain amounts for physician and technician of the affiliated practices. Please expand your disclosures in response to prior comment 72 to clarify how management fees are determined. For example, is the management fee based solely on cash revenue or is the fee based on cash revenue minus physician and technician salaries?
13. Based on your disclosures it appears that the agreements contain
provisions to limit the management fee using maximum monthly PET center revenues. Further, you disclose that, under the terms of the
PET Rockville agreement, a portion of the management fees may be deferred if center revenues are not sufficient to pay the management
fee after the payment of operating costs and fees.   Please
clarify
whether the ceiling on management fees is determined monthly or if the ceiling is based on a cumulative amount in the event management fees are deferred.
14. Based on the preceding comments please clarify your revenue recognition policy for management fees, as appropriate.

(7)  Notes Payable, page 86
15. We are considering your response to prior comment 78. Please explain to us why you believe the guidance in EITF 86-30 applies since DVI did not grant a waiver. Please tell us your consideration of paragraph 5 of SFAS 78.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Keira Ino at (202) 551-3659 or Don Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Robert L. Blessey
	51 Lyon Ridge Road
	Katona, New York 10536



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Theodore B. Shapiro
Sagemark Companies Ltd.
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